BB

05037193

SECURI[TIES AND EXCHANGE COMM]ISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28386

SEC RECEIVED PROCESSING FEB 2 5 2005 WASH. D.C. 202 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J N Whipple Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N Wacker Drive, Suite 3300
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Lollino 312-853-1581
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Lollino, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of J N Whipple Inc., as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

22nd day of February 2005

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2005

Signature

Treasurer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

J N Whipple Inc.
Table of Contents
December 31, 2004

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
J N Whipple Inc.

We have audited the accompanying statement of financial condition of J N Whipple Inc. as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J N Whipple Inc. as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 14, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

J N Whipple Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 17,026
Certificate of deposit	57,731
Receivable from clearing broker	284,850
Securities owned	1,024,000
Deposit with clearing broker	25,000
Equipment and leasehold improvements, net	8,369
Other assets	18,000
Total assets	$ 1,434,976

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 13,000
Deferred income taxes	337,000
Total liabilities	350,000
Stockholders' equity	
Common stock	170,419
Retained earnings	914,557
Total stockholders' equity	1,084,976
Total liabilities and stockholders' equity	$ 1,434,976

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—J N Whipple Inc. (the "Company") is a registered securities broker-dealer. The Company provides brokerage and consulting services to retail customers and related parties primarily in the Chicago area. Customer transactions are cleared on a fully disclosed basis through another broker.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Securities transactions and the related commission revenue and expenses are recorded on the trade date.

Securities Owned—Securities owned are equity securities that are carried at market value.

Equipment—Equipment is stated at cost and depreciated using accelerated methods over the estimated useful lives of the equipment.

Deferred Income Taxes—The Company provides for deferred income taxes resulting from temporary differences in reporting certain income and expense items for income tax and financial accounting purposes, primarily unrealized gains and losses on securities.

Note 2 Equipment and Leasehold Improvements

Equipment and leasehold improvements is net of accumulated depreciation and amortization of $93,338 at December 31, 2004.

Note 3 Commitments

The Company has an obligation under an operating lease for office space expiring in May 2007. The lease requires minimum rentals, excluding escalations and increases in operating expenses and taxes, as follows:

2005	$ 119,890
2006	122,170
2007	51,300
	$ 293,360

Rent expense for 2004 was net of amounts received under an informal sublease agreement with an affiliate. The informal sublease was terminated December 31, 2004.

Note 3 Commitments, *Continued*

The Company has pledged an irrevocable, standby letter of credit to the lessor in the amount of $42,000. The letter of credit is collateralized with a certificate of deposit in the amount of $56,000, which bears interest at 0.7 percent, and matures on June 1, 2005.

Note 4 Related Party

The Company provides consulting services to an affiliate under common ownership.

Note 5 Income Taxes

The Company has a net operating loss carryforward in the amount of $38,474, expiring in the year 2025.

Note 6 Stockholders' Agreement

The stockholders and the Company have entered into a stock redemption agreement that provides, among other things, that the Company may purchase at book value, as defined, any stock offered for sale by a stockholder within 60 days of the offer. Any such purchase by the Company may be restricted by the net capital requirements.

Note 7 Off-Balance-Sheet Credit and Market Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to cash and money market funds. The Company does not anticipate nonperformance by its clearing broker and has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

Securities owned are an investment in one issue traded on NASDAQ, and accordingly, represent a concentration of market risk. The Company monitors the market performance of this issue throughout each trading day.

Note 8 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of approximately $831,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash dividends and the redemption of stock.